FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 1, 2005

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for November 1, 2005 and incorporated by reference herein is the Registrant’s immediate report dated November 1, 2005.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: November 1, 2005

BluePhoenix Expands Its Support for Mainframe Legacy Systems With the Release of
New SOA-Enablement Solution

New Offering Gives BluePhoenix a Unique Turnkey Solution that
Transforms Mainframe Legacy Applications into Web Services

CARY, N.C. and HERZLIA, Israel – November 1, 2005 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced further expansion of its software migration services and solutions to include Services-Oriented Architecture (SOA) enablement for legacy mainframe applications. The new BluePhoenix SOA-enablement capabilities extend the useful life of valuable legacy applications that run on historic mainframe platforms by allowing them to be easily re-used in a modern Web-centric environment.

SOA is an increasingly popular architecture that supports loosely-coupled integration across new and existing applications. Many older assets, particularly custom mainframe applications and databases that were created as early as the 1970s and 1980s, cannot natively operate in the new Web-services environment, making it difficult and expensive for companies to effectively use the valuable data and business intelligence they represent.

According to Gartner, “SOA maximizes the reuse of applications, which leverages investments in the current IT infrastructure. Although SOA requires investments in the IT infrastructure, pioneering SOA results indicate that those investments are paid back in the short to medium term by hard savings in maintenance costs.” (Benefits and Challenges of SOA in Business Terms, M Barnes, D Sholler, P Malinverno, 6 Sept. 2005).

Well-known industry analyst Dale Vecchio of Gartner notes that, “Leading IT organizations that are committed to delivering reliable transactional business, continue to evaluate this service-oriented architecture as a modernization strategy for their mainframe systems.”

“SOA and Web services represent the IT environment of the future,” said Arik Kilman, CEO of BluePhoenix Solutions. “This has been an important goal for us, to build a complete range of automated transformation tools that can help our clients make the transition from historic legacy applications all the way to SOA and Web compatibility. BluePhoenix now offers the broadest portfolio of automated migration and extension tools for transforming legacy systems to the Web environment.”

The transformation is accomplished by automatically generating either Java or C# WSDL-based service interfaces (Web Services Description Language) using UDDI (Universal Description, Discovery and Integration protocol) for existing mainframe application components. The identified mainframe components and their interfaces are used as input and access to the components can be either via direct call mechanisms such as LU 6.2 or via legacy screen mechanisms such as CICS BMS maps. In this manner BluePhoenix not only supports the migration of applications to new databases and languages, but also supports the use of both existing and migrated components as automatically created Web services.

The migrated applications can now be extended more easily and effectively through the use of XML and Web services, opening the pathway to a Service-Oriented Architecture (SOA) that meets the most current business requirements.

As with all BluePhoenix migration solutions, the SOA enablement process leaves no black box code. All of the code and WSDL definitions generated are supplied as industry standard open source that can be easily maintained with standard editing tools. The new environment enables the client company to continue to use their core systems while leveraging Web tools to develop additional information services and sales using the Internet.

The new SOA-enablement solution is available now, along with the entire portfolio of BluePhoenix services and automated software tools, by contacting any BluePhoenix sales office.

About BluePhoenix Solutions

BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services, (including technology for Understanding, Migration, Remediation and Redevelopment), reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Australia and Israel.

The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets. For more information, please visit www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
(781) 652-8945
tcohen@bphx.com